TransAlta

R2

THIS IS YOUR PROXY - DO NOT DESTROY – THIS IS AN IMPORTANT DOCUMENT

This proxy is solicited by and on behalf of Management and the Board of Directors of TransAlta Corporation.

The undersigned hereby appoints **Gordon D. Giffin, Chair of the Board**, or failing him, **Dawn L. Farrell, President and Chief Executive Officer**, or instead of the foregoing persons, ____
as proxyholder of the undersigned shareholder with full power of substitution, to vote and otherwise act for and on behalf of the shareholder as directed below, and in respect of any amendments or variations to the matters identified below, and all other matters that may properly come before the **Annual and Special Meeting** (the **"Meeting"**) of shareholders of TransAlta Corporation (the **"Company"**) to be held on Friday, April 26, 2019, at 10:30 a.m. (local time) at the TELUS Convention Centre, North Building, Room 104, 120 Ninth Avenue SE, Calgary, Alberta, and at any postponement or any continuation after an adjournment thereof.

Each shareholder has the right to appoint a person (who need not be a shareholder) other than those stated, as his or her nominee to attend and act at the Meeting, or at any postponement or adjournment thereof, and may exercise such right by striking out the names of the specified persons and inserting the name of such person in the blank space above on this proxy form or by completing and submitting another appropriate form of proxy.

Items on which shareholder's action is required:

1. Election of Directors. **Directors and management unanimously recommend shareholders vote FOR the election of each of the following management nominees.**

	FOR	Withhold from Voting		FOR	Withhold from Voting		FOR	Withhold from Voting
01 Rona H. Ambrose	☐	☐	05 Alan J. Fohrer	☐	☐	09 Yakout Mansour	☐	☐
02 John P. Dielwart	☐	☐	06 Gordon D. Giffin	☐	☐	10 Georgia R. Nelson	☐	☐
03 Dawn L. Farrell	☐	☐	07 Harry Goldgut	☐	☐	11 Beverlee F. Park	☐	☐
04 Robert C. Flexon	☐	☐	08 Richard Legault	☐	☐	12 Bryan D. Pinney	☐	☐

2. Re-appointment of Auditors. Re-appointment of Ernst & Young LLP as Auditors of the Company at a remuneration to be fixed by the Board of Directors. **Directors and management unanimously recommend shareholders vote FOR the re-appointment of Ernst & Young LLP and authorize the Board to fix the Auditors' remuneration.** **FOR** ☐ Withhold from Voting ☐

3. Renewal of Shareholder Rights Plan. An ordinary resolution ratifying, confirming and approving the amendment, restatement and continuation of the Amended and Restated Shareholder Rights Plan, as described in the accompanying Management Proxy Circular. **Directors and management unanimously recommend shareholders vote FOR the amendment, restatement and continuation of the Amended and Restated Shareholder Rights Plan.** **FOR** ☐ Against ☐

4. Advisory Vote on Approach to Executive Compensation. Advisory and non-binding vote to accept the Company's approach to executive compensation, as described in the accompanying Management Proxy Circular. **Directors and management unanimously recommend shareholders vote FOR the Company's approach to executive compensation.** **FOR** ☐ Against ☐

The form of proxy must be completed, dated and signed and deposited with the Company's Registrar and Transfer Agent, AST Trust Company (Canada), no later than 10:30 a.m. (Calgary time) on April 24, 2019 or, if the Meeting is postponed or adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting.

The undersigned hereby revokes any proxy previously given with respect to the Meeting.

The shares represented by this proxy will be voted for, against or withheld from voting, on any ballot that may be called for and will be voted as directed by each shareholder. If no choice is specified, the shares will be voted FOR each of the items of business listed above. Execution of this proxy is deemed to confer on the proxyholder discretionary authority to vote as she or he feels fit in respect of any amendments or variations to the matters identified above and any other matters that may properly come before the Meeting or at any postponement or adjournment thereof.

If the proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to the shareholder.

The undersigned confirms the express wish that this document and the related documents including the Notice of Meeting and the Management Proxy Circular, be in English only.

Le soussigne confirme sa volonté expresse que ce document et les documents se rattachant à la présente, y compris la circulaire d'information, soient rédigés en anglais seulement.

See over for instructions.

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Your name (please print exactly as it appears on the back of the proxy form)

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Your signature

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Date (if you leave it blank, the proxy form will be deemed to bear the date on which it was mailed to you)

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Position and signature (complete this section if you are signing on behalf of a corporation, estate or trust)

If you have any questions about the Meeting, please contact Kingsdale Advisors by telephone at 1-877-659-1820 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

If you have any questions about the Meeting, please contact Kingsdale Advisors by telephone at 1-877-659-1820 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. If you have trouble voting your shares, you may also contact our registrar and transfer agent AST Trust Company (Canada) at 1-800-387-0825 or visit www.astfinancial.com/ca-en. VOTING OPTIONS AND INSTRUCTIONS The options available to convey your voting instructions are outlined below and further described in the Management Proxy Circular. VOTE BY MAIL: The form of proxy must be deposited with the Company's Registrar and Transfer Agent, AST Trust Company (Canada), no later than 10:30 a.m. (Calgary time) on April 24, 2019 or, if the Meeting is postponed or adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. 1. In order to vote by mail, this proxy must be completed, dated and signed by the shareholder, or by his or her attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal by a duly authorized person. In the case of a corporation, the proxy shall be under its corporate seal attested by the hands of its proper officers, or under the hand of an officer or attorney duly authorized. If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), any one of the joint owners may sign. 2. If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy. 3. A proxy not dated in the space provided will be deemed to bear the date on which it was mailed to the shareholder. 4. The name of the shareholder must appear exactly as it is shown on the affixed label. If shares are held jointly, any one of the joint owners may sign. 5. A proxy will not be valid and will not be acted upon unless it is completed, dated and signed as specified herein and received by the Company's Registrar and Transfer Agent, AST Trust Company (Canada), by mail to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 no later than 10:30 a.m. (Calgary time) on April 24, 2019 or, if the Meeting is postponed or adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. 6. For further information, see the Notice of Annual and Special Meeting and Management Proxy Circular of the Company. VOTE BY PHONE: In order to vote by phone, use any touch tone phone to transmit your voting instructions no later than 10:30 a.m. (Calgary time) on April 24, 2019 or, if the Meeting is postponed or adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Phone toll free 1-888-489-7352 (English and French) and follow the instructions the "Vote Voice" provides you. Have this proxy form in hand when you call. You will be prompted to enter your 13-digit Control Number which is located on the bottom left hand side of this form. The control number is your personal security code and will be used to authenticate your voting instructions. VOTE BY INTERNET: www.astvotemyproxy.com In order to vote by internet, use the Internet address above to transmit your voting instructions, no later than 10:30 a.m. (Calgary time) on April 24, 2019 or, if the Meeting is postponed or adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Have this proxy form in hand when you access the website. You will be prompted to enter your 13-digit Control Number which is located on the bottom left hand side of this form. Your Control Number Please see reverse